VANC Pharmaceuticals Inc. Provides Corporate Update & Announces Granting of Options

February 5, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce the appointment of Dong H. Shim as Chief Financial Officer.

Dong H. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia, where he audited various publicly traded companies, primarily focusing on junior mining, oil and gas, pharmaceutical, and high-tech industries.

Mr. Shim commented, "I look forward to working closely with the entire Board and leadership team to implement financial strategies to support the continued growth and success of the Company."

“We are thrilled to have Mr. Shim join the company,” said Bob Rai, Director of Vanc Pharmaceuticals.  “His expertise and experience will be invaluable as we continue to build on our team and progress as a company”.

Raj Padhiyar will continue with Vanc Pharmaceuticals as Financial Controller.

The company also announces today the granting of stock options under its Stock Option Plan to purchase an aggregate of 150,000 common shares of the Company at an exercise price of $0.35 per share for a five year term. The stock options were granted to an officer of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.  For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director

For further information, please contact Bob Rai at 604-247-2639.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.